Exhibit 12
ROCK-TENN COMPANY
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	2003	2004	2005	2006	2007

Fixed Charges:
Interest expense	$25.5	$22.8	$35.7	$54.2	$48.7
Amortization of debt issuance costs	1.3	0.8	0.9	1.4	1.1
Interest capitalized during period	0.3	0.3	0.5	0.8	0.8
Portion of rent expense representative of interest	1.9	1.7	1.8	1.7	1.4

FIXED CHARGES	$29.0	$25.6	$38.9	$58.1	$52.0

Earnings:
Pretax income from continuing operations and before the cumulative effect of a change in accounting principle	$47.7	$10.5	$19.9	$38.6	$127.0
Add: Loss from unconsolidated joint venture	0.4	—	1.0	0.0	0.0
Less: Income from unconsolidated joint venture	—	(0.1)	—	(1.9)	(1.1)
Fixed charges	29.0	25.6	38.9	58.1	52.0
Interest capitalized during period	(0.3)	(0.3)	(0.5)	(0.8)	(0.8)
Amortization of interest capitalized	0.9	0.7	0.7	0.7	0.7

Earnings	$77.7	$36.4	$60.0	$94.7	$177.8

Ratio of Earnings to Fixed Charges	2.68	1.42	1.54	1.63	3.42

On June 6, 2005, we acquired from Gulf States Paper Corporation and certain of its related entities substantially all of the assets of Gulf States’ Pulp and Paperboard Packaging operations and assumed certain liabilities. Pro forma ratio of earnings to fixed charges for the years ended September 30, 2004 and 2005 were 1.57 and 1.70, respectively.